Exhibit 99.1

Itamar™ Medical Announces Preliminary Revenue for Fourth Quarter and Full Year 2019 and Revenue Guidance for Full Year 2020

- 2019 Fiscal Year Revenues Expected to Increase 29% to $31.1 Million to $31.3 Million -

- Full Year 2020 Revenue Guidance of $39.5 Million to $42.0 Million -

CAESAREA, Israel, January 13, 2020 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic prescription medical devices to aid in the diagnosis of respiratory sleep disorders with a focus on the Core Sleep, Cardiology and Digital Health markets, today reported preliminary unaudited revenue results for the fourth quarter and full year ended December 31, 2019 and announced revenue guidance for the full year 2020.

Preliminary Fourth Quarter 2019 Revenue:

•	Total revenue for the fourth quarter of 2019 is expected to be $9.6 to $9.8 million, an increase of 46% to 49% compared to $6.6 million in the same quarter in 2018.
•	WatchPAT™ revenue for the fourth quarter of 2019 is expected to be $8.9 to $9.1 million, an increase of 48% to 52% compared to $6.0 million in the same quarter in 2018.
•	U.S. WatchPAT revenue for the fourth quarter of 2019 is expected to be $7.2 to $7.4 million, an increase of 65% to 70% compared to $4.4 million in the same quarter in 2018.

Preliminary Full Year 2019 Revenue:

•	Total revenue for the full year ended December 31, 2019 is expected to be $31.1 to $31.3 million, an increase of 29% compared to $24.2 million in 2018.
•	WatchPAT revenue for the full year ended December 31, 2019 is expected to be $28.8 to $29.0 million, an increase of 29% to 30% compared to $22.4 million in 2018.
•	U.S. WatchPAT revenue for the full year ended December 31, 2019 is expected to be $22.2 to $22.4 million, an increase of 33% to 34% compared to $16.8 million in 2018.

2020 Revenue Guidance:

•	Full year 2020 revenue is expected to be in the range of approximately $39.5 million to $42.0 million, reflecting growth of approximately 26% to 35% over full year 2019 preliminary revenue of $31.1 to $31.3 million.

“Multiple achievements over the course of 2019 demonstrate the growing clinical and commercial value of our WatchPAT technology,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “The successful launches of WatchPAT 300 and WatchPAT ONE as well as further expansion of our territories in the U.S. were the main growth drivers. Moving to 2020, we are excited about the opportunities related to the collaborations with BioTelemetry and our reach into the direct-to-consumer segment, based on our Digital Health platform through the SoClean partnership. On the payor side we are encouraged by the growing number of health insurance plans covering the WatchPAT technology and the reimbursement advantage created by 2020 SCM fee schedule. We expect to build on this momentum as we move through 2020 and believe that we are strongly positioned to capture an even greater share of the fast-growing sleep testing market. We believe our ongoing commitment to increasing access to simple, accurate and cost-effective home sleep apnea testing through continuous innovation will allow us to continue creating value for patients and shareholders alike in the coming year.”

The Company plans to report financial results for the fourth quarter and full year ended December 31, 2019 on March 3, 2020. Management will hold a conference call to discuss the operating highlights and financial results at such time.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive prescription medical devices to aid in the diagnosis of respiratory sleep disorders and uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the cardiology market. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT®-based product, the WatchPAT™ device, is a home-use diagnostic aid for sleep breathing disorders. Its digital health platform, including CloudPAT™ and SleePATH™, facilitates seamless and complete care pathway management in a complex environment. Itamar Medical also offers the EndoPAT™ system, an FDA-cleared device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expected revenue for the quarter ended December 31, 2019 and the fiscal year ended December 31, 2019 and full year 2020 financial outlook, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by us in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including our latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Lazar FINN Partners

David Carey

Phone: 212-867-1762

david.carey@finnpartners.com

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